3/11

04010509

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Securitas AB

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

FILE NO. 82- 34719 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/11/04

FILE NO. 82-34719

SECURITAS

04 MAR 11 AM 7:21

Securitas AB

AR/S
12-31-03

Full Year Report
January – December 2003

Sales amounted to MSEK 58,850 (65,685)
In the fourth quarter sales were MSEK 14,676 (15,795)

Organic sales growth was -3 percent (8)
In the fourth quarter organic sales growth was 1 percent

The operating margin amounted to 6.3 percent (6.8)
In the fourth quarter the operating margin was 7.4 percent

Income before taxes was MSEK 1,998 (2,512)
In the fourth quarter income before taxes were MSEK 659

Free cash flow amounted to MSEK 1,801 (3,715),
corresponding to 73 percent (122) of adjusted income
In the fourth quarter free cash flow was MSEK 1,013
corresponding to 126 percent of adjusted income

The return on capital employed was 18 percent (21)

Net income for the year was MSEK 1,242 (1,486)
Earnings per share after full taxes and after full conversion were SEK 3.45 (4.14)

The proposed dividend 2003 is SEK 2.00 per share

FILE NO. 82-34719

Full Year Report January – December 2003

GROUP SUMMARY

A strong quarter

2003 ended strongly.

- Securitas is back on positive organic sales growth, 1 percent in the fourth quarter and 3 percent in December. This is due both to a stronger development in the divisions and a normalization in the comparatives after the euro introduction and the federalization of the airport security business in the USA in 2002.
- We are also back on the higher operating margin level and income before taxes, in line with the fourth quarter 2002. The strong development is due to further specialization of services and increased cost control in the divisions.
- Income before taxes in the fourth quarter was MSEK 659, which is higher than previous quarters in 2003. This is confirmed by a strong free cash flow, 126 percent of adjusted income in the quarter.

A challenging year

2003 has been a challenging year for Securitas.

- In Cash Handling Services we experienced operational problems in Germany and the UK cash management business (SCM UK). However, we have worked through these problems during the year and are now back on track. The German operation reached, as planned, a break even result in December. The loss from the WELO project in Germany is now in the process of being filed to the relevant insurers, thus no provision charges has been made. A new management team for the joint Cash Handling Division has been appointed.
- The further weakening of the U.S. dollar during 2003, -17 percent, together with the loss of extraordinary volumes from the U.S. airport security business and the euro introduction impacted both sales and income and made comparatives difficult.
- The slowdown in the general economy has impacted all divisions but we have now put most of these effects behind us.
- Even though the income deviates from our initial expectations, the year 2003 income before taxes came out as our second best so far. The free cash flow was 73 percent of adjusted income despite the extraordinary advance payment of MSEK 195 in connection with the WELO project. Over the past five years we have on average generated an annual free cash flow of 86 percent of adjusted income.

Focus on security

Securitas is staying focused on security. A continuous specialization of the service offering and organization is adding value to customers and thus increasing organic sales growth and margins. The organic refinement is the foundation for the expansion of Securitas. Focused acquisitions will give the leverage – at the right time. The goal is simple, clear and unchanged – to maintain our leading position and become a world leader in *all* business areas.

Organic sales growth, %, 2001-2003



15%
10%
5%
0%
-5%
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03

Income before taxes, real change, %, 2001-2003



120%
80%
40%
0%
-40%
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03

SALES AND INCOME FOR THE GROUP

October – December 2003

Sales amounted to MSEK 14,676 (15,795). Organic sales growth adjusted for acquisitions and divestitures as well as changes in exchange rates amounted to 1 percent (1). Underlying organic sales growth was 2 percent (2) adjusted to reflect the non-recurring effects of the now federalized airport security operations in the U.S.

SALES OCTOBER – DECEMBER MSEK	2003	2002	%
Total sales	**14,676**	**15,795**	*-7*
Acquisitions/Divestitures	-324	-101	
Currency change from 2002	1,505	-	
Organic sales	**15,857**	**15,694**	*1*
Euro introduction	-	-	
Federalized airport operations	-	-163	
Underlying organic sales	**15,857**	**15,531**	*2*

Operating income before amortization of goodwill amounted to MSEK 1,084 (1,190), which adjusted for changes in exchange rates of MSEK 121 corresponds to an increase of 1 percent. Adjusted for the now federalized airport security operations in the U.S. the increase is 3 percent. The operating margin was 7.4 percent (7.5 and 7.5 in the underlying business).

Income before taxes amounted to MSEK 659 (728). Adjusted for changes in exchange rates, this corresponds to a decrease of 1 percent. Adjusted for the now federalized airport security operations, the underlying increase in income before taxes was 2 percent. The restructuring in the German cash handling business together with the WELO investigation and SCM UK have burdened the income before taxes with losses and restructuring costs of MSEK 46.

INCOME OCTOBER – DECEMBER MSEK	2003	2002	%
Income before tax	**659**	**728**	*-9*
Currency change from 2002	62	-	
Organic income	**721**	**728**	*-1*
Euro introduction	-	-	
Federalized airport operations	-	-24	
Underlying income	**721**	**704**	*2*

The Group's full tax rate was 37.6 percent (37.8). Earnings per share after full taxes and full conversion was SEK 1.12 (1.20).

January – December 2003

Sales amounted to MSEK 58,850 (65,685). Organic sales growth adjusted for acquisitions and divestitures as well as changes in exchange rates amounted to -3 percent (8). Underlying organic sales growth was 1 percent (6) adjusted to reflect the non-recurring effects of the introduction of the euro, which took place primarily in the fourth quarter 2001 and first quarter 2002, and the now federalized airport security operations in the U.S.

SALES JANUARY – DECEMBER MSEK	2003	2002	%
Total sales	**58,850**	**65,685**	*-10*
Acquisitions/Divestitures	-964	-354	
Currency change from 2002	5,791	-	
Organic sales	**63,677**	**65,331**	*-3*
Euro introduction	-	-270	
Federalized airport operations	-	-1,735	
Underlying organic sales	**63,677**	**63,326**	*1*

Operating income before amortization of goodwill amounted to MSEK 3,732 (4,458), which adjusted for changes in exchange rates of MSEK 319 corresponds to a decrease of 9 percent. Adjusted for the now federalized airport security operations in the U.S. the decrease is 6 percent. The operating margin was 6.3 percent (6.8 and 6.8 in the underlying business during 2002).

Income before taxes amounted to MSEK 1,998 (2,512). Adjusted for changes in exchange rates, this corresponds to a decrease of 17 percent. Adjusted for the euro introduction and the now federalized airport security operations in the U.S. the underlying decrease in income before taxes was 11 percent. The decrease should be seen in context of the general economic slowdown as well as organic sales growth being unusually high in the first half of 2002 due to substantial temporary volumes post September 11, 2001 in both Security Services USA and Security Services Europe.

INCOME JANUARY – DECEMBER MSEK	2003	2002	%
Income before tax	**1,998**	**2,512**	*-20*
Currency change from 2002	95	-	
Organic income	**2,093**	**2,512**	*-17*
Euro introduction	-	-25	
Federalized airport operations	-	-125	
Underlying income	**2,093**	**2,362**	*-11*

The restructuring in the German cash handling business together with the WELO investigation and SCM UK have also impacted the income and has burdened the income before taxes with losses and restructuring costs of MSEK 322.

The Group's full tax rate was 37.7 percent (39.7). Earnings per share after full taxes and full conversion was SEK 3.45 (4.14).

DEVELOPMENT IN THE GROUP'S DIVISIONS

The development in the Group's divisions below has been adjusted to conform to RR 25 Segment Reporting. Comparatives have been adjusted. Further information on the impact of RR 25 can be found under the heading Accounting Principles and in note 8.

Divisional Overview January – December 2003

	Security Services USA		**Security Services Europe**		**Security Systems**		**Direct**		**Cash Handling Services**		**Other and Eliminations**		**Group**	
MSEK	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Sales, external	20,881	27,360	22,876	22,594	3,868	3,592	2,132	1,786	9,093	10,353	-	-	58,850	65,685
Sales, intra-group	-	-	483	355	73	49	45	30	114	94	-715	-528	-	-
Total sales	**20,881**	**27,360**	**23,359**	**22,949**	**3,941**	**3,641**	**2,177**	**1,816**	**9,207**	**10,447**	**-715**	**-528**	**58,850**	**65,685**
Organic sales growth, %	***-9***	***8***	***3***	***8***	***5***	***6***	***18***	***18***	***-4***	***12***	-	-	***-3***	***8***
Operating income before amortization of goodwill	**1,169**	**1,733**	**1,699**	**1,611**	**428**	**301**	**196**	**148**	**514**	**925**	**-274**	**-260**	**3,732**	**4,458**
Operating margin, %	***5.6***	***6.3***	***7.3***	***7.0***	***10.9***	***8.3***	***9.0***	***8.1***	***5.6***	***8.9***	-	-	***6.3***	***6.8***
Amortization of goodwill	-452	-533	-380	-342	-58	-54	-49	-39	-198	-196	-	-	-1,137	-1,164
Operating income after amortization of goodwill	717	1,200	1,319	1,269	370	247	147	109	316	729	-274	-260	2,595	3,294
Operating capital employed	1,150 [2]	992 [2]	1,893	2,169	703	799	686	546	2,348	1,952	-1,259	-1,567	5,521	4,891
Operating capital employed as % of sales [1]	***5*** [2]	***4*** [2]	***8***	***9***	***18***	***22***	***32***	***30***	***25***	***19***	-	-	***9***	***7***
Goodwill	6,427	8,134	4,617	4,377	587	601	527	539	2,620	3,021	-	-	14,778	16,672
Capital Employed	**7,577** [2]	**9,126** [2]	**6,510**	**6,546**	**1,290**	**1,400**	**1,213**	**1,085**	**4,968**	**4,973**	**-1,259**	**-1,567**	**20,299**	**21,563**
Return on capital employed, %	***15***	***19***	***26***	***25***	***33***	***22***	***16***	***14***	***10***	***19***	-	-	***18***	***21***

1) Adjusted for full year sales of acquired entities 2) Calculated after the reversal of the sale of accounts receivable of MSEK 1,637 (1,989).

Security Services USA

October - December 2003

During the quarter, total organic sales growth was -2 percent (-4). Organic sales growth adjusted for the now federalized airport security operations (MSEK 163 in the fourth quarter 2002) was 1 percent, which is an improvement over previous quarters (-2 percent in the third quarter) and in line with plan. In December, organic sales growth was 3 percent supported by an equivalent development in the contract portfolio.

The operating margin was 5.6 percent (6.6). The federalized airport security operations impacted the income in the fourth quarter 2002 by MSEK 24. The operating margin showed a slight decrease in the fourth quarter compared to the third quarter. This is somewhat lower than plan and is mainly explained by lower than expected margins in the specialty operations and continued restructuring of the Consulting and Investigation operations.

January – December 2003

For the full year 2003, total organic sales growth was -9 percent (8). Organic sales growth adjusted for the now federalized airport security operations (MSEK 1,735 for the full year of 2002) was -3 percent. The operating margin was 5.6 percent (6.3). Operating margin in the ten guarding regions increased with 0.2 percentage points for the full year. The federalized airport security operations impacted the income in the same period 2002 by MSEK 125.

Security Services USA had weaker sales and income in 2003 compared to 2002. This is due to short-term sales in 2002 with higher margins than average as a result of September 11, loss of the now federalized airport security operations as well as to the loss of sales and income caused by major bankruptcies that occurred during the second half of 2002.

The contract portfolio, which generates approximately 90 percent of sales, grew with 3 percent during 2003. Price increases were 2 percent and wages increased by 1.5 percent during 2003. Client retention remains at 89 percent and employee turnover was 58 percent.

Sales and organic sales growth [1]					
MUSD	**Q1**	**Q2**	**Q3**	**Q4**	**FY**
2003	639	646	658	665	2,608
	-10%	*-13%*	*-10%*	*-2%*	*-9%*
2002	707	735	728	668	2,838
	9%	*14%*	*13%*	*-4%*	*8%*
2001	651	644	643	698	2,636
	3%	*1%*	*2%*	*7%*	*3%*

Operating income and operating margin [1]					
MUSD	**Q1**	**Q2**	**Q3**	**Q4**	**FY**
2003	35	36	38	37	146
	5.4%	*5.5%*	*5.7%*	*5.6%*	*5.6%*
2002	43	44	48	44	179
	6.0%	*6.1%*	*6.5%*	*6.6%*	*6.3%*
2001	33	34	36	47	150
	5.1%	*5.3%*	*5.6%*	*6.7%*	*5.7%*

1) Adjusted to conform to RR 25 Segment Reporting

The re-branding of the U.S. guarding business, where 100,000 employees changed uniforms and all operations were brought together under the Securitas name, was successfully finalized during the year. Securitas now has a nationwide cost efficient and focused organization operating under one name with 650 branch offices, which are broken down into 472 geographical branch offices and 178 specialized offices.

Going forward, Security Services USA is expected to start generating sales growth at least in line with the contract portfolio development. The margins are expected to remain under pressure during the first half of 2004, but to improve during the course of the full year. The restructured Consulting and Investigation operations will contribute to this development, as would an improved general economy.

Security Services Europe

October – December 2003

Organic sales growth amounted to 3 percent (3), which is an improvement with 2 percentage points compared to the third quarter 2003. The trend is expected to continue.

The operating margin was 8.2 percent (7.8). All countries contribute to a strong development during the fourth quarter.

January – December 2003

Organic sales growth amounted to 3 percent (8). The decline compared to 2002 is due to the slowdown in the general economy and the resulting lower extra sales. Spain, Sweden, Finland and Austria show stronger development than average in organic sales growth.

Operating margin was 7.3 percent (7.0). Norway, Sweden, Finland Spain and Portugal show stronger development than average in operating margin.

France still has strong development in organic sales growth but with lower operating margins than last year due to lower price increases than planned. The situation has improved in France but not to the extent that was previously expected. The UK shows good organic sales growth and is now making profit.

The contract portfolio, which is approximately 90 percent of sales, grew by 5 percent 2003. Both wage and price increases amounted to 4 percent in 2003. The client retention rate was stable above 90 percent. Employee turnover was stable around 30 percent.

Sales and organic sales growth [1]					
MSEK	**Q1**	**Q2**	**Q3**	**Q4**	**FY**
2003	5,773	5,895	5,817	5,874	23,359
	5%	*5%*	*1%*	*3%*	*3%*
2002	5,516	5,704	5,883	5,846	22,949
	8%	*11%*	*9%*	*3%*	*8%*
2001	4,618	4,864	5,149	5,366	19,997
	5%	*5%*	*9%*	*10%*	*7%*

Operating income and operating margin [1]					
MSEK	**Q1**	**Q2**	**Q3**	**Q4**	**FY**
2003	382	402	432	483	1,699
	6.6%	*6.8%*	*7.4%*	*8.2%*	*7.3%*
2002	347	369	439	456	1,611
	6.3%	*6.5%*	*7.5%*	*7.8%*	*7.0%*
2001	288	323	354	395	1,360
	6.2%	*6.6%*	*6.9%*	*7.4%*	*6.8%*

1) Adjusted to conform to RR 25 Segment Reporting

Going forward Security Services in Europe has a strong position in all markets. The ongoing specialization towards specific customer segments, combined with an increased utilization of electronics in guarding services and combined solutions, is expected to continue to drive organic sales growth and margins.

Security Systems

October – December 2003

Organic sales growth amounted to 3 percent (10). Organic sales growth has to be seen in relation to the strong development in the fourth quarter 2002. The division has also been somewhat impacted by the general slowdown in the economy. However Spain, Sweden Response and Denmark show higher performance than average in organic sales growth.

The operating margin was 12.1 percent (11.0). The operating margin continued to increase in the Nordic countries as well as in France and Spain. The U.S. operation is making profit both in the quarter and for the full year.

January – December 2003

Organic sales growth amounted to 5 percent (6). This is a slight decrease compared to last year but the division is performing well in relation to the overall market in Europe, which is estimated to have zero growth in 2003. The U.S. operation is showing positive organic sales growth in 2003.

The operating margin was 10.9 percent (8.3). The improvement is due to the stabilization of the U.S. portion of the business that is now showing positive operating margin, combined with further conceptual and organizational development in Europe. In the U.S. a flat organizational structure has been created and the installation and service operations have been split. In Europe all operations are organized with separate units for installation, maintenance and monitoring.

A platform in Germany has been established through the acquisition of Südalarm Wachtel. Securitas is now present in some of the main hubs of Germany such as Stuttgart, Frankfurt, Düsseldorf and Munich.

Going forward, Security Systems will continue to benefit from its increased organizational and conceptual focus on installation and maintenance. The utilization of high-end security products in alarm concepts and the increased cooperation with Security Services in major markets is expected to drive sales growth and margins. The effect from the slowdown in the general economy might continue to cause some pressure on the speed in organic sales growth during the first half of 2004.

Direct

October – December 2003

Organic sales growth amounted to 14 percent (27). In Direct's traditional operations the organic sales growth amounted to 23 percent (27) in the quarter. The lower organic sales growth has to be seen in relation to a strong fourth quarter in 2002. The division has also been somewhat effected by the slowdown in the general economy. Organic sales growth is expected to come back to 2003 annual growth rates for 2004.

The operating margin was 10.4 percent (10.9).

January – December 2003

Organic sales growth amounted to 18 percent (18). The organic sales growth in Direct's traditional operations amounted to 28 percent (18).

The operating margin was 9.0 percent (8.1).

In Direct's traditional operations, a new wireless consumer concept has been introduced in the majority of its major markets. This concept generates more than 75 percent of total new systems sold. During 2003, 109,500 (83,000) new alarms were installed in Direct's traditional operations, an increase of 32 percent. This raised the number of connected alarms by 28 percent to 430,700 (336,500). In Belgacom and the French operations, 16,100 (20,000) new alarms were installed for a total of 134,800 (131,800) connected alarms. The total number of new installations by Direct thus amounts to 125,600 (103,000) and the number of connected alarms to 565,500 (468,300), an increase by 21 percent compared to 2002.

Going forward, the focus is on introducing Direct to new markets through organic start-ups. Margins are expected to show strong development in 2004.

Cash Handling Services

October – December 2003

Organic sales growth amounted to -1 percent (-3). The operating margin of 8.4 percent (9.4) was affected negatively by losses and restructuring charges in Germany, the WELO investigation and SCM UK with MSEK 46. Excluding these projects the organic sales growth was 2 percent and the operating margin 10.4 percent in the fourth quarter and improving.

January – December 2003

Organic sales growth amounted to -4 percent (12). Adjusted for the euro introduction, organic sales growth was -1 percent (12). The operating margin was 5.6 percent (8.9). During 2003 the restructuring in the German cash handling business, the WELO investigation and SCM UK have burdened the income before taxes with losses and restructuring charges of MSEK 322. Excluding these projects and the euro introduction, the organic sales growth was 2 percent and the operating margin was 9.1 percent.

In Cash Handling Services USA, organic sales growth has been slower than expected in 2003. The loss of a major customer contract and lower short-term sales than last year due to the general economic slowdown have not been fully compensated. For the fourth quarter the operating margin has improved to 11.9 percent, which is higher both than last year and the previous quarters of this year. The acquisition of AMSA has been successfully integrated and is contributing to the high margins.

In Germany the combination of the heavy workload resulting from the introduction of the euro and new business volumes from assisting two major banks with cash management have caused the division operational inefficiencies and major losses during 2003. These operations are now in all relevant parts terminated. The restructuring program for the ongoing business is developing according to plan and the German cash handling business has reached break even at the end of 2003 and is expected to continue to improve during 2004.

The rest of Cash Handling Services in Europe is in general improving the performance. Organic sales growth excluding the above mentioned projects was 7 percent in the fourth quarter and the operating margin was 6.1 percent, which is better than in previous quarters and improving. The euro countries are in general recovering from the temporary slower activity after the euro introduction.

The SCM UK operations have due to regulatory changes, project complexity and increasing volumes not developed satisfactorily. In order to reach a break even result the level of activities has been intensified. The operating loss was MSEK 15 in the fourth quarter and MSEK 53 for the full year 2003. The project is expected to reach profitability during the second quarter 2004.

In Sweden, a letter of intent has been signed regarding Pengar i Sverige AB (PSAB), a wholly owned subsidiary of the Swedish National Bank for cash services. The intention is that Securitas will take over the majority of the operations from PSAB and that a final agreement between the parties should be signed during February 2004, providing that the Swedish Competition Authority gives necessary authorization.

During 2001 Securitas Germany in response to customer requests took on cash booking responsibilities (referred to as WELO – WErte LOgistik) in addition to the cash in transit activities which it had historically provided in Germany. In connection with the performance of these WELO activities during the time of the euro introduction in Germany, a loss of MEUR 40.4 developed with a major customer. Following the discovery of this loss, the customer and Securitas Germany, with the assistance of its professional advisors, conducted an intensive investigation in an effort to determine the source of the loss. In 2003, the investigation costs were MSEK 48. As a result of the investigation the amount of the loss has now been verified. The amount of the loss is being advanced by Securitas Germany to the customer in two payments in accordance with the relevant contract (one paid during 2003 and one to be paid during the first quarter 2004) and the equivalent is being claimed against the relevant insurance policies. No provision for the loss has been made as it is anticipated to be covered by insurance. The WELO operations conducted by Securitas Germany were terminated during the fourth quarter 2003 and these operations will cause no further losses. No exposures of similar nature to WELO exist in other parts of the Cash Handling division.

During 2003 significant steps have been taken to improve risk management and the business risk evaluation process in Cash Handling Services. A central team has been established to support and follow up on local activities. Main areas of activities are Cash Audits to ensure routines for reconcilitiation and documentation of vault balances and Security Audits to ensure relevant security levels of our vaults, cash centres and vehicles. The result of this work so far is a reduction of losses during the second half of 2003 and a clear inventory of the divisions total exposure on a regular basis.

In order to further strengthen the management of Securitas Cash Handling Services, a joint management for Cash Handling Services USA and Cash Handling Services Europe has been formed.

Going forward Cash Handling Services has a more stable operational position. With the German restructuring and the WELO project terminated, the organization in Europe will have an undivided focus on business as usual and improving performance. By leveraging the infrastructure new concepts can be developed together with the banks and retail customers. The joint division will, during 2004, begin to take advantage of both operational and cost synergies to drive sales growth and margins.

CASH FLOW

October – December 2003

Operating income before amortization of goodwill amounted to MSEK 1,084 (1,190).

Net investments in fixed assets after depreciation totaled MSEK 9 (-101). Changes in other operating capital employed amounted to MSEK 249 (581).

Cash flow from operating activities was MSEK 1,342 (1,670), equivalent to 124 percent (140) of operating income before amortization of goodwill.

Free cash flow was MSEK 1,013 (1,428), equivalent to 126 percent (127) of adjusted income.

January – December 2003

Operating income before amortization of goodwill amounted to MSEK 3,732 (4,458).

Net investments in fixed assets after depreciation totaled MSEK -155 (-253). Changes in other operating capital employed amounted to MSEK -650 (982). The average number of outstanding account receivable days in the Group, calculated in local currencies, was 43 (43).

The negative changes in operating capital employed includes non-recurring payments of uniforms in the Security Services USA division.

Cash flow from operating activities was MSEK 2,927 (5,188), equivalent to 78 percent (116) of operating income before amortization of goodwill. Adjusted for a non-recurring payment of MSEK 195 in Cash Handling Services Germany the cash flow from operating activities was MSEK 3,122 equivalent to 84 percent of operating income before goodwill amortization.

The reduction in income taxes paid compared to last year is the result of bringing forward tax-deductible charges in the U.S. on insurance-related claim reserves in connection with the Group's internal reinsurance of these risks through a newly established reinsurance company in Ireland. This one-time effect, which occurred in the fourth quarter 2002, has resulted in lower income tax payments during the first quarter 2003.

Free cash flow was MSEK 1,801 (3,715), equivalent to 73 percent (122) of adjusted income. Free cash flow, excluding the above mentioned non-recurring payment of MSEK 195, was MSEK 1,996, equivalent to 81 percent of adjusted income

CAPITAL EMPLOYED, RETURN ON CAPITAL EMPLOYED, NET DEBT AND SHAREHOLDERS' EQUITY

The Group's operating capital employed was MSEK 5,521 (4,891) corresponding to 9 percent (7) of sales adjusted for full-year sales of acquired units.

Acquisitions have increased operating capital employed by MSEK 137 during 2003 whereof MSEK -22 during the fourth quarter. Restructuring provisions amounted to MSEK 49 (54).

Acquisitions increased consolidated goodwill by MSEK 1,144 during 2003 whereof MSEK 42 during the fourth quarter. After amortization of MSEK 1,137 and negative translation differences of MSEK 1,901 total goodwill for the Group amounted to MSEK 14,778 (16,672).

The Group's total capital employed was MSEK 20,299 (21,563). The translation of foreign capital employed to Swedish kronor reduced the Group's capital employed by MSEK 1,967 during 2003. The return on capital employed was 18 percent (21).

The Group's net debt decreased by MSEK 804 to MSEK 9,083 (9,887). Acquisitions during 2003 increased the Group's net debt by MSEK 1,308, of which purchase payments accounted for MSEK 1,223, assumed net debt MSEK 58 and restructuring costs paid for MSEK 27. The Group's net debt decreased by MSEK 834 during 2003 due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 5.3 (5.3).

Interest expense for the year on the outstanding convertible debenture loans amounted to MSEK 108 (102).

Shareholders' equity amounted to MSEK 11,201 (11,663). The translation of foreign assets and liabilities to Swedish kronor reduced shareholders' equity by MSEK 1,133 during 2003. The net debt to equity ratio amounted to 0.81 (0.85).

Conversions of convertible debentures have increased the Group's shareholders' equity by MSEK 159, of which MSEK 2 pertains to share capital and MSEK 157 to restricted reserves. As a result of conversions, the number of outstanding shares increased by 2,002,991 to 365,058,897 as of December 31, 2003. The 1998/2003 convertible debenture loan has been converted per March 31 except for MSEK 5 that was not converted. The total number of shares after full conversion of all outstanding convertible debenture loans is 382,408,810.

The annual dividend for 2002 of MSEK 730 was paid during the second quarter.

ACQUISITIONS

Acquisitions January-December 2003 (MSEK)

Company	Division [1]	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill [5]	Of which provisions for restructuring
Opening balance					**16,672**	54
Respond Inc, USA	Cash Handling	125	64	64	57	-
Lincoln Security, USA	Security Services	229	110	134	116	9
VNV, Netherlands [6]	Security Services	-	632	632	632	-
Ebro Vigilancia & Seguridad, Spain	Security Services	85	24	25	18	3
Armored Motor Services of America, USA	Cash Handling	440	288	288	136	2
Südalarm Wachtel GmbH, Germany	Security Systems	128	3	44	44	5
Argus, USA	Security Services	80	33	33	33	-
Other acquisitions [7]		135	69	61	108	8
Total acquisitions January – December 2003		**n/a**	**1,223**	**1,281**	**1,144**	27
Amortization of goodwill/utilization of provisions for restructuring					-1,137	-27
Translation differences					-1,901	-5
Closing balance					**14,778**	49

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Total increase in consolidated goodwill incl. existing goodwill in the acquired company 6) Additional payment 7) Pharmacia, Sweden, Södra Norrlands Bevakning, Sweden (additional payment), Garm Larmcentral, Sweden (additional payment) Förenade Vakt, Sweden (additional payment), Sambox Sweden, Vestjysk Vagtservice, Denmark, contract portfolio, Denmark, Äänekosken Vartiointi, Finland, Inter Security, Finland, Varkauden Teleasennus, Finland, Joensuun Turvatalo, Finland, Rühl, Germany, CSI 13, France, Belgacom, Belgium, Koetter Security Hungaria KFT, Hungary, contract portfolio, Poland, IRG, USA, Great Lakes Armored, USA, Loomis, USA (deferred consideration).

Acquisitions raised sales by MSEK 964 during 2003 and Group goodwill by MSEK 1,144, leading to an increase of MSEK 95 in annual goodwill amortization.

Respond Inc., USA

In January 2003, Cash Handling Services USA acquired Respond Inc., with 440 employees and annual sales of MUSD 15 (MSEK 125). Respond is an ATM services company with activities in seven states. The acquisition has strengthened Securitas' operations in the western U.S. The enterprise value (purchase price and assumed net debt) was MUSD 7.5 (MSEK 64). Goodwill from the acquisition amounts to MUSD 6.7 (MSEK 57) and will be amortized over five years.

The acquisition, which is consolidated from January 1, 2003, has contributed positively to the income of the Securitas Group in 2003.

Lincoln Security, USA

In March 2003, Security Services USA acquired Lincoln Security in California, with 2,900 employees and annual sales in 2002 of MUSD 27 (MSEK 229). The company provides guard services in California, Nevada and Oregon. The acquisition has strengthened Securitas' position in the southern California region and provided access to new market segments.

The enterprise value (purchase price and assumed net debt) was MUSD 15.6 (MSEK 134). Goodwill from the acquisition amounts to MUSD 13.5 (MSEK 116) and will be amortized over ten years.

The acquisition, which is consolidated as from April 1, 2003, has contributed positively to the income of the Securitas Group in 2003.

VNV, Netherlands

In April 2003, a planned deferred purchase price payment of MSEK 632, based on the development of the income 2002, was made for the VNV acquisition. In January 2004, a further planned deferred purchase price payment of MEUR 13.5, based on the development of the income 2003, has been made. A final deferred purchase price payment will be made in April 2004 and is expected to be MEUR 3.4.

Ebro Vigilancia & Seguridad SA, Spain

In June 2003, Security Services Europe acquired Ebro Vigilancia & Seguridad SA in Zaragoza, Spain in order to strengthen its operations in the Aragon region. Ebro Vigilancia & Seguridad SA has annual sales in guarding of MEUR 9 (MSEK 85), 300 employees and an operating margin of 7 percent.

The enterprise value (purchase price and assumed net debt) was MEUR 2.8 (MSEK 25). The goodwill of MEUR 1.9 (MSEK 18) will be amortized over five years.

The acquisition, which is consolidated from June 1, 2003, has contributed positively to the income of the Securitas Group in 2003.

Armored Motor Services of America, USA

In June 2003, Securitas Cash Handling Services USA has, through Loomis, acquired Armored Motor Services of America (AMSA). AMSA, which is a leading privately held cash handling services company, has strengthened and extended Securitas U.S. Cash Handling Services network in the key Northeastern market, primarily in New England and upstate New York. AMSA has annual sales of MUSD 55 (MSEK 440), 1,300 employees and activities in eight Northeastern states. The company's sales are split between transportation (46 percent), cash processing (20 percent), ATM related services (21 percent) and other services (13 percent), mainly coin wrapping and courier services. The majority of the company's customers are financial institutions. There are synergies both in operational efficiency and cost structure.

The net enterprise value (purchase price and assumed net debt) was MUSD 32.0 (MSEK 250) including tax effects on goodwill amortization of MUSD 4.0 (MSEK 38). Goodwill amounts to MUSD 16.9 (MSEK 136) to be amortized over ten years.

AMSA, which is consolidated from June 30, 2003, has contributed positively to the income of the Securitas Group in 2003.

Südalarm Wachtel, Germany

In July 2003, Security Systems acquired Südalarm Wachtel in Stuttgart with annual sales of MEUR 14 (MSEK 128) and 120 employees. The company, which was founded in 1945, is mainly active in installation and maintenance of security systems for large and middle-sized companies and has created a platform for Security Systems in Germany.

The enterprise value (purchase price and assumed net debt) was MEUR 4.9 (MSEK 44). The goodwill of MEUR 4.9 (MSEK 44) will be amortized over ten years.

The acquisition, which is consolidated from August 1, 2003, has had little impact on the income of the Securitas Group in 2003.

Argus, USA

In September 2003 Security Services USA acquired certain contracts of Argus Services Inc. in the Rocky Mountains region. These contracts represent annual sales of MUSD 10 (MSEK 80) mainly in guarding services. The enterprise value (purchase price and assumed net debt) was MUSD 3.7 (MSEK 28). The goodwill of MUSD 3.7 (MSEK 28) will be amortized over five years and the acquisition will contribute positively to the income of the Securitas group in 2004.

As a second step, certain Argus contracts have been acquired during the fourth quarter 2003. These contracts relate to security services with government entities in the Rocky Mountains region and represent annual sales of MUSD 8.3 (MSEK 60). The total enterprise value amounts to MUSD 3.1 (MSEK 23). The goodwill amounts to MUSD 3.1 (MSEK 23) and is amortized over five years. This amount has been paid with MUSD 0.6 (MSEK 5) in the fourth quarter 2003 and the remaining amounts of MUSD 1.1 will be paid in the second quarter 2004 (subject to contract renewal) and MUSD 1.4 in the second quarter 2005 (subject to contract renewal).

IMPORTANT EVENTS

Changes in the Board of Directors

The Annual General Meeting held on April 8, 2003 decided that the Board would have nine members. Annika Bolin was elected a new board member.

Nomination Committee

At the Annual General Meeting, a nomination committee was elected consisting of Gustaf Douglas and Melker Schörling, representing the principal owners of Securitas AB. Further, the Annual General Meeting decided that the nomination committee would appoint two candidates from the larger institutional owners for consultations in the nomination procedure during the autumn 2003. For this, the nomination committee has appointed Marianne Nilsson, Robur and Thomas Halvorsen, Fourth Swedish National Pension Fund.

Changes in Group Management

In order to further strengthen the management of Securitas Cash Handling Services and to form a joint management for Cash Handling Services in USA and Europe, the following appointments have been made and announced on December 22, 2003.

Clas Thelin has been appointed divisional President of the joint Securitas Cash Handling Services division as well as President and CEO of Loomis, Fargo & Co (the U.S. part of Securitas Cash Handling Services). He will become a member of Group Management in Securitas AB. For ten years Clas Thelin was President for the operations of ASSA ABLOY in North and South America. He has led the organization since it was formed in 1994. ASSA ABLOY Americas has grown from MUSD 30 in sales and 300 employees to MUSD 1,000 in sales with 10,000 employees. In the years 1989-1993 Clas Thelin was the President of Securitas Security Systems in Sweden.

Johan Eriksson has been appointed Executive Vice President of the joint Securitas Cash Handling Services division. Johan Eriksson is presently President of Securitas Cash Handling Services Europe and remains also in this position.

James B. Mattly has been appointed Chairman of the joint Securitas Cash Handling Services division. James Mattly has since 1991 lead the rebuilding and development of Loomis, Fargo & Co from a loss making regional cash carrier to the leading cash transportation and cash management company in USA.

Long term incentive programme for the CEO

In 1998 the Board of Directors established a long-term incentive programme based on the market performance of the Securitas share for the Group Management members.

In 1999 this program was discontinued and the balance was transferred to a single-premium insurance policy whereafter Securitas has not or will not incur further expenses in this respect. The insurance policy entitles The President and Chief Executive Officer, Thomas Berglund to receive an amount corresponding to 1,222,709 Securitas B-shares, with a deduction for social security and taxes.

Following the decision by the Board of Directors on February 6, 2004, the insurance company will pay out the amount during March 2004. Thomas Berglund will at the same time acquire 500,000 Securitas B-shares. Thomas Berglund has made a commitment not to dispose of these shares earlier than 18 months after termination of employment and in any case not before June 30, 2007.

New syndicated loan facility

In December 2003 Securitas AB signed a five-year loan agreement (Multi Currency Revolving Credit Facility) of MUSD 800, with a syndicate of international banks. The facility replaced the MEUR 400 syndicated facility maturing December 2004. It will be used for general corporate purposes and secure a reasonable maturity profile of Securitas' funding. The interest margin will be 40 bps based on ratings of BBB+/Baa1 from Standard & Poor's and Moody's, currently applicable to Securitas.

The facility has been arranged by Bank of America Securities Limited, BNP Paribas and Citigroup. The syndicate consists of 20 banks.

Reclassification of shares

The main owner of Securitas, SäkI AB, has on December 12, 2003 reclassified 1,500,000 shares of series A in Securitas AB to series B. At the same time Melker Schörling AB has reclassified 1,500,000 shares of series B to series A. After the reclassification SäkI AB has 24.6 percent of the votes (previously 27.3 percent) and 3.9 percent of the capital (unchanged) of Securitas AB. Melker Schörling has directly and indirectly 10.7 percent of the votes (previously 8.1 percent) and 4.2 percent of the capital (unchanged).

Update on the events of September 11, 2001

The developments surrounding the events of September 11, 2001 has been presented in press releases, as well as interim and annual reports for 2001 and updated 2002 and 2003.

On September 11, 2001, terrorists hijacked four commercial flights in the U.S. Globe Aviation Services Corp. (Globe), a subsidiary of Securitas, provided pre-board screening services at the terminal in Logan Airport, Boston from which one of the hijacked flights departed.

All investigations of the events of September 11 continue to indicate that Globe in no way has been negligent in its actions or is otherwise at fault for the events. This was confirmed through the release of previously confidential Congressional testimony by the Director of the FBI.

The customer contract gives Globe the right to transfer claims for damages to the customer.

Globe is a separate operation and is a separate legal entity. Any liability for claims thus is limited to Globe's own ability to pay and the insurance protection available to it.

In November 2002, the U.S. Congress restored the liability cap for eligible screening companies such as Globe. Under this legislation, any potential liability arising out of the terrorist events of September 11, 2001 would be limited to the amount of liability insurance coverage maintained.

In addition to the insurance coverage maintained by Globe on September 11, additional insurance coverage may be available to Globe for the events of September 11 through utilization of the Securitas Group's insurance. The insurer which provided the Group insurance on September 11 has denied coverage in respect of any potential liabilities arising out of the events of that day and Securitas has commenced an arbitration proceeding in Sweden in order to confirm its rights to coverage under the policy.

Together with American Airlines and other parties, Globe is a defendant in 125 lawsuits pertaining to the events of September 11. In 117 of these suits, other Securitas companies are named as defendants; however the proceedings against the Securitas companies other than Globe have, with the consent of the Court and the plaintiffs, been temporarily stayed. In all the suits, a number of persons other than Globe and Securitas companies are co-defendants. 117 suits pertain to persons who died and 8 relate to damage to property and businesses owing to the events of September 11. Globe and the other companies in the Group named as defendants plan to challenge these suits.

None of these lawsuits is expected to impact Securitas operations or financial position.

As previously disclosed, a special fund has been established by the U.S. Government to compensate victims of the September 11 tragedy. Preliminary indications, which are subject to change, are that over 95 percent of persons claiming on behalf of World Trade Center deceased victims have elected to obtain compensation from the victims compensation fund rather than pursue litigation. Claimants under the fund waive their right to seek compensation through litigation.

Plaintiffs have until March 11, 2004 to file wrongful death claims and September 11, 2004 to file bodily injury and property damage claims.

Any liabilities arising out of such proceedings is not expected to impact Securitas business operations or financial position.

ACCOUNTING PRINCIPLES

In general

In preparing this full year report, Securitas has applied the accounting principles in Note 1 on pages 52 to 53 of the published annual report for 2002. Several new recommendations that came into effect on January 1, 2003 have also been implemented. The implementation of RR 22 (Presentation of Financial Statements), RR 24 (Investment Property), RR 26 (Events After the Balance Sheet Date), RR 27 (Financial Instruments) and RR 28 (Accounting for Government Grants and Disclosure of Government Assistance) have not resulted in any changes to Securitas' accounting principles or any adjustments to previously reported periods. The implementation of RR 25 (Segment Reporting) has affected the Group's divisional financial information as described below.

Reporting of the groups divisions (RR 25 Segment Reporting)

This recommendation is intended to define principles on how information on various products, services and various geographical regions is disclosed. Securitas has disclosed financial information by division since the implementation of its divisional structure. The implementation of RR 25 does not affect Securitas' organization of the reporting of its divisions which equals segments according to RR 25. However, Securitas' principles for the preparation of information by division have been to allocate all central expenses and balance sheet items to the divisions. RR 25 stipulates that costs in any particular segment (division) should not include general administrative expenses, expenses for head offices and other central expenses. These expenses are now accounted for separately under the Other heading. Moreover, the segment's assets and liabilities should exclusively include those items that have been utilized/arisen in ongoing operations. Other balance sheet items, primarily current tax, deferred tax, and provisions for taxes are accounted for separately under the Other heading. In general, for the divisions, this means that the income is higher and that the balance sheets contain only operational items. In this report the divisional financial information has been adjusted accordingly.

Accounting for pensions (RR 29 Employee Benefits) in 2004

The accounting of defined benefit plans for pension and other employee remuneration, primarily encompassing healthcare benefits, is for 2003 and previous periods pursuant to Swedish and local accounting standards and recommendations. The new recommendation RR 29 Employee Benefits comes into effect on January 1, 2004. This means that defined benefit plans will be accounted for with consistent principles throughout the whole Group. The opening net liability will be restated as of January 1, 2004 without the figures for previous periods being changed. The opening net liability is estimated to be BSEK 0.8 higher than the previous net liability calculated according to previously used accounting principles. The difference is attributable mainly to different dates of application of RR 29 and local accounting standards and the different market conditions on those dates. After adjusting for the effect of tax of BSEK 0.3 the negative adjustment of the equity of the Group will be BSEK 0.5. The net debt to equity ratio

FILE NO. 82-34719

will increase from 0.81 to 0.85. No impact on the Group's income or cash flow as a result of this accounting principle is foreseen.

Transition to International Financial Reporting Standards in 2005 (IFRS/IAS)

Securitas will be reporting according to International Financial Reporting Standards (formerly IAS) from 2005. Although the Swedish Financial Accounting Standards Council's recommendations have progressively converged with IFRS, a number of differences remain. Securitas will be monitoring progress on an ongoing basis in order to harmonize with the new regulatory structure. In terms of the information available at present, the only major difference from current accounting principles and IFRS concerns the accounting of acquisitions, goodwill and the recognition and measurement of financial instruments. Securitas efforts relating to the implementation of IFRS are closely monitored by a dedicated implementation organization and Securitas auditors. Securitas will provide relevant information in more detail regarding the effects on the Group's financial statements during 2004 as this information becomes available.

PROPOSED DIVIDEND TO SHAREHOLDERS AND ANNUAL GENERAL MEETING

The Board of Directors propose a dividend to shareholders of SEK 2.00 per share (2.00).

The Annual General Meeting will be held at Grand Hotel in Stockholm on April 6, 2004.

OUTLOOK 2004

The European businesses are expected to show both improved sales growth and margins. The Cash Handling Services division is expected to show a substantial improvement of growth and margins as the restructuring of the German operation now is behind us.

For Security Services in USA the challenge is primarily to continue the positive development of sales and to speed up the margin improvement.

For the whole Group we expect 2004 to be a good year.

STOCKHOLM, FEBRUARY 6, 2004

Thomas Berglund
President and Chief Executive Officer

Review report

We have carried out a review of this full year report in accordance with the recommendation issued by FAR (the institute for the accountancy profession in Sweden). A review is significantly limited in comparison with an audit. Nothing has come to our attention which would cause us to believe that the full year report does not meet the requirements of the Swedish Securities Exchange and Annual Accounts Acts.

Stockholm February 6, 2004
Pricewaterhouse Coopers AB

Göran Tidström
Authorized Public Accountant
Chief Auditor

Anders Lundin
Authorized Public Accountant

Income

MSEK	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002	Jan-Dec 2001
Sales, continuing operations	14,352.8	15,084.5	57,886.3	61,580.8	47,999.5
Sales, acquired businesses	323.6	710.3	964.0	4,104.5	12,364.1
Total sales	**14,676.4**	**15,794.8**	**58,850.3**	**65,685.3**	**60,363.6**
Organic sales growth, % [1]	*1*	*1*	*-3*	*8*	*7*
Production expenses	-11,224.2	-12,141.4	-45,491.5	-50,625.0	-46,601.1
Gross income	**3,452.2**	**3,653.4**	**13,358.8**	**15,060.3**	**13,762.5**
Selling and administrative expenses	-2,368.0	-2,463.1	-9,626.8	-10,601.9	-9,908.0
Operating income before amortization of goodwill	**1,084.2**	**1,190.3**	**3,732.0**	**4,458.4**	**3,854.5**
Operating margin, %	*7.4*	*7.5*	*6.3*	*6.8*	*6.4*
Amortization of goodwill	-288.6	-284.3	-1,137.0	-1,164.5	-1,089.8
Operating income after amortization of goodwill	**795.6**	**906.0**	**2,595.0**	**3,293.9**	**2,764.7**
Net financial items	-137.0	-177.6	-596.8	-782.3	-862.8
Income before taxes	**658.6**	**728.4**	**1,998.2**	**2,511.6**	**1,901.9**
Net margin, %	*4.5*	*4.6*	*3.4*	*3.8*	*3.2*
Current taxes	-146.1	110.4	-675.2	-620.8	-548.3
Deferred taxes	-101.6	-385.4	-78.9	-376.2	-170.0
Minority share in net income	-0.8	-19.5	-1.8	-28.8	-0.9
Net income for the period	**410.1**	**433.9**	**1,242.3**	**1,485.8**	**1,182.7**

Cash flow

Operating cash flow MSEK	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002	Jan-Dec 2001
Operating activities					
Operating income before amortization of goodwill	1,084.2	1,190.3	3,732.0	4,458.4	3,854.5
Investments in fixed assets	-401.5	-473.6	-1,718.6	-1,746.1	-1,764.3
Depreciation (excluding amortization of goodwill)	410.4	372.6	1,564.1	1,493.5	1,377.2
Changes in other operating capital employed [2]	248.6	580.8	-650.3	982.4	-164.0
Cash flow from operating activities	**1,341.7**	**1,670.1**	**2,927.2**	**5,188.2**	**3,303.4**
Cash flow from operating activities, %	*124*	*140*	*78*	*116*	*86*
Net financial items paid [2]	-149.1	-206.9	-615.0	-794.6	-774.6
Income taxes paid [2]	-179.3	-35.6	-510.9	-678.2	-575.5
Free cash flow	**1,013.3**	**1,427.6**	**1,801.3**	**3,715.4**	**1,953.3**
Free cash flow, % [3]	*126*	*127*	*73*	*122*	*80*
Cash flow from investing activities, acquisitions	-25.7	-114.6	-1,307.8	-1,709.7	-3,001.5
Cash flow from financing activities	538.0	227.1	1,572.3	29.5	-121.1
Cash flow for the period	**1,525.6**	**1,540.1**	**2,065.8**	**2,035.2**	**-1,169.3**

Cash flow MSEK	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002	Jan-Dec 2001
Cash flow from operations [4]	1,408.6	1,883.1	3,492.9	5,357.6	3,367.7
Cash flow from investing activities [4]	-421.0	-570.1	-2,999.4	-3,351.9	-4,415.9
Cash flow from financing activities	538.0	227.1	1,572.3	29.5	-121.1
Cash flow for the period	**1,525.6**	**1,540.1**	**2,065.8**	**2,035.2**	**-1,169.3**

Change in net debt MSEK	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002	Jan-Dec 2001
Opening balance	**-10,094.4**	**-11,715.9**	**-9,886.8**	**-12,582.6**	**-12,418.8**
Cash flow for the period	1,525.6	1,540.1	2,065.8	2,035.2	-1,169.3
Change in loans	-538.0	30.9	-2,095.5	-414.0	2,452.7
Change in net debt before translation differences	**987.6**	**1,571.0**	**-29.7**	**1,621.2**	**1,283.4**
Translation differences	24.3	258.1	834.0	1,074.6	-1,447.2
Change in net debt	**1,011.9**	**1,829.1**	**804.3**	**2,695.8**	**-163.8**
Closing balance	**-9,082.5**	**-9,886.8**	**-9,082.5**	**-9,886.8**	**-12,582.6**

Capital employed and financing

MSEK	31 Dec 2003	30 Sep 2003	31 Dec 2002	30 Sep 2002	31 Dec 2001
Operating capital employed	**5,521.4**	**5,722.9**	**4,890.9**	**5,812.5**	**5,854.1**
Return on operating capital employed, %	*72*	*72*	*83*	*77*	*61*
Operating capital employed as % of sales [5]	*9*	*10*	*7*	*9*	*9*
Goodwill	14,777.8	15,351.7	16,672.2	17,319.5	18,639.9
Shares in associated companies	-	-	-	3.1	42.4
Capital employed	**20,299.2**	**21,074.6**	**21,563.1**	**23,135.1**	**24,536.4**
Return on capital employed, % [6]	*18*	*18*	*21*	*19*	*16*
Net debt	**-9,082.5**	**-10,094.4**	**-9,886.8**	**-11,715.9**	**-12,582.6**
Minority interest	**15.6**	**14.8**	**13.2**	**0.0**	**17.5**
Shareholders' equity	**11,201.1**	**10,965.4**	**11,663.1**	**11,419.2**	**11,936.3**
Net debt equity ratio/multiple	*0.81*	*0.92*	*0.85*	*1.03*	*1.05*

Notes 1-6 refer to page 14

Balance Sheet

MSEK	31 Dec 2003	30 Sep 2003	31 Dec 2002	30 Sep 2002	31 Dec 2001
ASSETS					
Fixed assets					
Goodwill	14,777.8	15,351.7	16,672.2	17,319.5	18,639.9
Other intangible fixed assets	384.7	303.7	263.0	299.2	295.4
Tangible fixed assets	5,069.0	5,116.7	5,256.5	5,145.0	5,182.2
Shares in associated companies	-	-	-	3.1	42.4
Non-interest bearing financial fixed assets	2,455.2	2,579.2	2,734.2	2,971.3	3,485.0
Interest bearing financial fixed assets	138.7	134.7	147.3	155.5	83.9
Total fixed assets	**22,825.4**	**23,486.0**	**25,073.2**	**25,893.6**	**27,728.8**
Current assets					
Non-interest bearing current assets	9,653.6	9,741.0	9,552.6	10,264.3	10,367.9
Cash and liquid funds	4,475.7	3,010.3	2,851.2	1,345.9	978.6
Total current assets	**14,129.3**	**12,751.3**	**12,403.8**	**11,610.2**	**11,346.5**
TOTAL ASSETS	**36,954.7**	**36,237.3**	**37,477.0**	**37,503.8**	**39,075.3**

MSEK	31 Dec 2003	30 Sep 2003	31 Dec 2002	30 Sep 2002	31 Dec 2001
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Restricted equity	7,820.9	6,833.0	7,823.7	7,526.9	8,452.3
Non-restricted equity	3,380.2	4,132.4	3,839.4	3,892.3	3,484.0
Total shareholders' equity	**11,201.1**	**10,965.4**	**11,663.1**	**11,419.2**	**11,936.3**
Equity ratio, %	*30*	*30*	*31*	*30*	*31*
Minority interest	**15.6**	**14.8**	**13.2**	**0.0**	**17.5**
Provisions					
Interest bearing provisions	32.6	35.2	34.8	49.6	33.6
Non-interest bearing provisions	2,072.5	2,187.6	2,433.9	2,442.1	3,129.3
Total provisions	**2,105.1**	**2,222.8**	**2,468.7**	**2,491.7**	**3,162.9**
Long-term liabilities					
Non-interest bearing long-term liabilities	231.2	164.2	231.2	324.4	352.8
Interest bearing long-term liabilities	11,205.7	11,209.8	11,397.5	11,634.7	11,402.9
Total long-term liabilities	**11,436.9**	**11,374.0**	**11,628.7**	**11,959.1**	**11,755.7**
Current liabilities					
Non-interest bearing current liabilities	9,737.4	9,665.9	10,250.3	10,100.8	9,994.3
Interest bearing current liabilities	2,458.6	1,994.4	1,453.0	1,533.0	2,208.6
Total current liabilities	**12,196.0**	**11,660.3**	**11,703.3**	**11,633.8**	**12,202.9**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**36,954.7**	**36,237.3**	**37,477.0**	**37,503.8**	**39,075.3**

MSEK	Share capital	Restricted reserves	Non-restricted reserves	Total
CHANGES IN SHAREHOLDERS' EQUITY				
Opening balance	**363.1**	**7,460.6**	**3,839.4**	**11,663.1**
Translation differences	-	-1,105.4	-28.0	-1,133.4
Transfer between restricted & non-restricted reserves	-	943.4	-943.4	-
Net income for the period	-	-	1,242.3	1,242.3
Dividend	-	-	-730.1	-730.1
Conversion	2.0	157.2	-	159.2
Closing balance	**365.1**	**7,455.8**	**3,380.2**	**11,201.1**

Data per share

SEK	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002	Jan-Dec 2001
Share price, end of the period	97.00	104.00	97.00	104.00	199.00
Earnings after current taxes, after full conversion	1.38	2.21	3.66	5.14	3.73
Earnings after full taxes, before full conversion	1.12	1.20	3.41	4.10	3.30
Earnings after full taxes, after full conversion	1.12	1.20	3.45	4.14	3.27
Dividend	-	-	2.00[7]	2.00	1.50
P/E-ratio after full conversion	-	-	28	25	61
Number of shares outstanding	365,058,897	363,055,906	365,058,897	363,055,906	361,081,321
Average number of shares outstanding	365,058,897	362,779,756	364,808,523	362,068,889	358,098,487
Number of shares after full conversion	382,408,810	382,473,261	382,408,810	382,473,261	365,123,348
Average number of shares after full conversion	382,408,810	382,473,261	382,416,866	376,689,957	365,123,348

Further information regarding earnings per share

MSEK	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002	Jan-Dec 2001
Net income for the period	410.1	433.9	1,242.3	1,485.8	1,182.7
Interest cost for the convertible loan, net of 28% tax	17.5	26.4	77.8	73.7	10.2
Net income used in data per share calculations	427.6	460.3	1,320.1	1,559.5	1,192.9

Note 7 refer to page 14

KEY FIGURES – THE GROUP, 1999-2003

Total sales & Organic sales growth, 1999-2003


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
10%
8%
6%
4%
2%
-0%
-2%
-4%
1999 2000 2001 2002 2003
Total Sales, MSEK
Organic sales growth, %

Operating income & Operating margin, 1999-2003


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
8 %
6 %
4 %
2 %
0 %
1999 2000 2001 2002 2003
Operating income, MSEK
Operating margin, %

Income before taxes & Free cash flow, 1999-2003


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1999 2000 2001 2002 2003
Income before taxes, MSEK
Free cash flow, MSEK

Capital employed & Return on capital employed, 1999-2003


30,000
25,000
20,000
15,000
10,000
5,000
0
25 %
20 %
15 %
10 %
5 %
0 %
1999 2000 2001 2002 2003
Capital employed, MSEK
ROCE, %

Interest cover ratio & Net debt/ equity ratio, 1999-2003


8
6
4
2
0
1.5
1.0
0.5
0.0
1999 2000 2001 2002 2003
Interest cover ratio, /
Net debt / equity ratio, /

Earnings per share after full taxes, 1999-2003


4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1999 2000 2001 2002 2003
Earnings per share after full taxes, SEK

Notes to the accounts

1) The calculation of organic sales growth is reported in the table Sales October - December and January - December under the section Sales and Income for the Group.

2) The statement of cash flow has been adjusted to include changes in accrued financial items on the line Net financial items paid and changes in current tax assets and liabilities on the line Income taxes paid. The offset to these changes is included in the line Changes in other operating capital employed. Comparative figures for cash flow from operating activities have been adjusted by MSEK 175.3 for October - December 2002, MSEK 69.7 for full year 2002 and MSEK -61.0 for full-year 2001. Free cash flow is not affected by the changes.

3) Free cash flow as percent of operating income before amortization of goodwill less current taxes and net financial items (adjusted income).

4) Payments from provisions for restructuring have been reclassified from Cash flow from investing activities to Cash flow from operations. Comparative figures for Cash flow from operations have been adjusted by MSEK -18.1 for October - December, MSEK -103.9 for full year 2002 and MSEK -349.9 for full year 2001. In the operating cash flow payments from provisions for restructuring are still included in cash flow from investing activities, acquisitions.

5) Adjusted for the full year sales of acquired entities.

6) Operating income before amortization of goodwill (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies).

7) Proposed dividend.

8) Quarterly development of sales and operating income 2003 - adjusted to conform to RR 25 Segment Reporting.

	Security Systems					*Direct*					*Cash Handling Services*				
MSEK	*Q1*	*Q2*	*Q3*	*Q4*	*FY*	*Q1*	*Q2*	*Q3*	*Q4*	*FY*	*Q1*	*Q2*	*Q3*	*Q4*	*FY*
Sales	934	990	903	1,114	3,941	508	538	554	577	2,177	2,343	2,196	2,357	2,311	9,207
Organic sales growth, %	6	5	6	3	5	20	17	19	14	18	-10	-4	-1	-1	-4
Operating income	83	125	85	135	428	32	44	60	60	196	162	38	119	195	514
Operating margin, %	8.9	12.6	9.4	12.1	10.9	6.3	8.2	10.8	10.4	9.0	6.9	1.7	5.0	8.4	5.6

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in 30 countries in Europe and USA.

For further information, please contact:

Thomas Berglund, President and CEO, +44 (0)20 8432 6500
Håkan Winberg, Executive Vice President and CFO, +44 (0)20 8432 6500
Henrik Brehmer, Investor Relations, +44 (0)20 8432 6523, +44 (0)7884 117 192

Information Meeting and Telephone Conference

An Information Meeting will be held in connection
with the presentation of the full year report at 2.00 p.m. CET on Friday, February 6, 2004
The Information Meeting will take place at Securitas's head office, Lindhagensplan 70, Stockholm
Call-in number to follow the information meeting is +44 (0) 20 7162 0182 - listen in only
The meeting is also webcasted at www. securitasgroup.com

A Q&A conference call is held at 4.00 p.m. CET
Call-in number is +44 (0) 20 7162 0182

SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70

FILE NO. 82-34719

SECURITAS

Year-End Report

January - December 2003

6th February 2004

Stockholm

January - December 2003

Information meeting

Introduction	Henrik Brehmer
Group & Divisional Performance	Thomas Berglund
Financial Review	Håkan Winberg
Outlook 2004	Thomas Berglund
Q & A	Thomas Berglund Håkan Winberg
Closing	Henrik Brehmer

A Challenging Year

- Operational problems in Cash Handling Europe - now solved
- Tough comparatives - Euro and Aviation - now behind us
- Weakening USD - more to come?
- Slow economy - mostly behind us

A Strong Quarter

- Organic sales growth 1% in Q4 and 3% in December - back to growth
- Operating margin 7.4% Q4 - focus and specialization pays off
- Free cash flow 126% of adjusted income in Q4 - confirms quality of earnings

SECURITAS

Financial Highlights 2003

MSEK	Quarter 4 2003	Quarter 4 2002	Full Year 2003	Full Year 2002
Total sales	14,676	15,795	58,850	65,685
Organic sales growth, %	*1*	*1*	*-3*	*8*
Underlying organic sales growth, %	*2*	*2*	*1*	*6*
Operating income	1,084	1,190	3,732	4,458
Operating margin, %	*7.4*	*7.5*	*6.3*	*6.8*
Income before tax	659	728	1,998	2,512
Real change, %	*-1*	*13*	*-17*	*38*
Underlying real change, %	*2*	*15*	*-11*	*32*
Free Cash Flow	1,013	1,428	1,801	3,715
In % of adjusted result	*126*	*127*	*73*	*122*

Security Services USA

MSEK	Quarter 4 2003	Quarter 4 2002	Full Year 2003	Full Year 2002
Total sales	**4,999**	**6,045**	**20,881**	**27,360**
Organic sales growth,	*-2*	*-4*	*-9*	*8*
Underlying org.sales growth, %	*1*	*-5*	*-3*	*2*
Operating income	**279**	**407**	**1,169**	**1,733**
Operating margin, %	*5.6*	*6.6*	*5.6*	*6.3*
*Op.cap.employed as % of sales**	-	-	*5*	*4*
Capital employed*	-	-	**7,577**	**9,126**
ROCE, %	-	-	*15*	*19*

Calculated after the reversal of sale of accounts receivable of MSEK 1,637 (1,989)



Total sales &
operating margin
30,000
25,000
20,000
15,000
10,000
5,000
0
7%
6%
5%
2000
2001
2002
2003
Total sales, MSEK
Op.Margin, %

- The Securitas name successfully implemented
- Growth going forward at least in-line with portfolio development
- Margin improvement yet to be proved

Key Drivers:

- Contract portfolio growth 3%
- Wages up 1.5%. Prices up 2%
- Client retention stable at 89%
- Employee turnover 58%

SECURITAS

Security Services USA

Sales, MUSD


September 11
750
725
700
675
625
600
Sales
q1 q2 q3 q4 q1 q2 q3 q4 q1 q2 q3 q4
2001
2002
2003

Operating Margin, %


September 11
7%
6%
5%
4%
Op.margin
q1 q2 q3 q4 q1 q2 q3 q4 q1 q2 q3 q4
2001
2002
2003

- Organic sales growth
  - 1% in Q4, 3% in December - according to plan
- Operating margin
  - 5.6% - slightly under plan

SECURITAS

Security Services Europe

MSEK	Quarter 4 2003	Quarter 4 2002	Full Year 2003	Full Year 2002
Total sales	**5,874**	**5,846**	**23,359**	**22,949**
Organic sales growth, %	*3*	*3*	*3*	*8*
Operating income	**483**	**456**	**1,699**	**1,611**
Operating margin, %	*8.2*	*7.8*	*7.3*	*7.0*
Op.cap.employed as % of sales	-	-	*8*	*9*
Capital employed	-	-	**6,510**	**6,546**
ROCE, %	-	-	*26*	*25*



Total sales &
operating margin
25,000
20,000
15,000
10,000
5,000
0
8%
7%
6%
2000
2001
2002
2003
Total sales, MSEK
Op.Margin, %

- Positive development in all countries in Q4
- Growth going forward in-line with portfolio development
- UK shows good organic sales growth and improving profitability

Key Drivers:

- Contract portfolio growth 5%
- Wages and prices up 4%
- Client retention above 90%
- Employee turnover 30%

Security Systems

MSEK	Quarter 4 2003	Quarter 4 2002	Full Year 2003	Full Year 2002
Total sales	1,114	1,042	3,941	3,641
Organic sales growth, %	3	10	5	6
Operating income	135	115	428	301
Operating margin, %	12.1	11.0	10.9	8.3
Op.cap.employed as % of sales	-	-	18	22
Capital employed	-	-	1,290	1,400
ROCE, %	-	-	33	22


Total sales &
operating margin
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
13%
11%
9%
7%
5%
3%
2000
2001
2002
2003
Total sales, MSEK
Op.Margin, %

- Strong margin improvement supported by continued specialization
- Speed in growth impacted by slowdown in economy
- Platform established in Germany

SECURITAS

Direct

MSEK	Quarter 4 2003	Quarter 4 2002	Full Year 2003	Full Year 2002
Total sales	577	510	2,177	1,816
Organic sales growth, %	14	27	18	18
Operating income	60	56	196	148
Operating margin, %	10.4	10.9	9.0	8.1
Op.cap.employed as % of sales	-	-	32	30
Capital employed	-	-	1,213	1,085
ROCE, %	-	-	16	14



Total sales &
operating margin
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
11%
9%
7%
5%
2000
2001
2002
2003
Total sales, MSEK
Op.Margin, %

- Organic sales growth expected to remain on full year 2003 level
- Margin improvement 2003 - Belgacom and France show good development
- Focus on organic start-ups

Key Drivers

- 109,500 new alarms installed in traditional Direct - up 32%
- Portfolio growth in traditional Direct 28% to 430,700 connected alarms
- Total number of connected alarms 565,500 including 3rd party

Cash Handling Services

MSEK	Quarter 4 2003	Quarter 4 2002	Full Year 2003	Full Year 2002
Total sales	**2,311**	**2,500**	**9,207**	**10,447**
Organic sales growth, %	*-1*	*-3*	*-4*	*12*
Underlying org.sales growth, %	*-1*	*6*	*-1*	*12*
Operating income	**195**	**234**	**514**	**925**
Operating margin, %	*8.4*	*9.4*	*5.6*	*8.9*
Op.cap.employed as % of sales	-	-	*25*	*19*
Capital employed	-	-	**4,968**	**4,973**
ROCE, %	-	-	*10*	*19*


Total sales &
operating margin
12,000
10,000
8,000
6,000
4,000
2,000
0
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2000
2001
2002
2003
Total sales, MSEK
Op.Margin, %

- German operation at break even in December 2003
- The WELO project terminated in November and now behind us
- Excl. projects of MSEK46 operating margin in Q4 was 10.4%
- New management for the joint division in place

Break even in Germany



MEUR
monthly
loss rate
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Reduction of volume and
reorganization done
Further planning
efficiency in routes
Closedown of
WELO operation
Aggregated
loss of 6 MEUR
Aggregated
loss of 3 MEUR

SECURITAS

FILE NO. 82-34719

SECURITAS

Financial Review

January - December 2003

Rolling 12 Months Trend


Sales
Income before tax
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2500
2000
1500
1000
500
0
q1 q2 q3 q4 q1 q2 q3 q4 q1 q2 q3 q4 q1 q2 q3 q4 q1 q2 q3 q4 q1 q2 q3 q4
1998
1999
2000
2001
2002
2003

SECURITAS

Quarterly Year-on-Year Trends

Organic sales growth, % 2001-2003


15%
10%
5%
0%
-5%
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03

Income before taxes, real change, %, 2001 - 2003


120%
80%
40%
0%
-40%
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03

Sales and Organic Sales Growth

	Quarter 4			Full year		
	2003	2002	*Growth %*	2003	2002	*Growth %*
Total sales	**14,676**	**15,795**	***-7***	**58,850**	**65,685**	***-10***
Acquisitions /Divestitures	-324	-101		-964	-354	
Currency change from 2002	1,505	-		5,791	-	
Organic sales	**15,857**	**15,694**	***1***	**63,677**	**65,331**	***-3***
Euro introduction	-	-		-	-270	
Federalized airport operations	-	-163		-	-1,735	
Underlying organic sales	**15,857**	**15,531**	***2***	**63,677**	**63,326**	***1***

Income Before Tax and Growth

	Quarter 4			Full year		
	2003	2002	*Growth %*	2003	2002	*Growth %*
Income before tax	**659**	**728**	***-9***	**1,998**	**2,512**	***-20***
Currency change from 2002	62	-		95	-	
Organic income	**721**	**728**	***-1***	**2,093**	**2,512**	***-17***
Euro introduction	-	-		-	-25	
Federalized airport operations	-	-24		-	-125	
Underlying income	**721**	**704**	***2***	**2,093**	**2,362**	***-11***

SEK/USD exch. Rate 1999 - 2004


SEK/USD
11.5
11
10.5
10
9.5
9
8.5
8
7.5
7
$ 10.58
$ 8.52
$ 8.07
$ 9.53
$ 8.82
$ 7.27
$ 7.29
dec
feb
apr
jun
aug
oct

Average SEK/USD rate 2003 was 8.01 SEK 1 corresponds to approximately MSEK 100 in impact on income before tax.

Cash Flow

	2003	2002	2001	2000	1999	5 years
Operating income before amort. of goodwill	**3,732**	**4,458**	**3,855**	**2,560**	**1,631**	**16,236**
Investments in fixed assets (excl. goodwill)	-1,719	-1,746	-1,764	-1,202	-1,044	
Depreciation (excl. amort. of goodwill)	1,564	1,494	1,377	942	754	
Changes in other op.capital employed	-650	982	-164	-122	-80	
Cash flow from operating activities	**2,927**	**5,188**	**3,304**	**2,178**	**1,261**	**14,858**
Cash flow, %	***78***	***116***	***86***	***85***	***77***	***92***
Net Financial items paid	-615	-795	-775	-503	-118	
Income taxes paid	-511	-678	-576	-586	-340	
Free cash flow	**1,801**	**3,715**	**1,953**	**1,089**	**803**	**9,361**
Free cash flow, %	***73***	***122***	***80***	***64***	***68***	***86***

Group target 75%

ROCE and Net Debt to Equity Ratio

	2003	2002	2001	2000	1999
Operating capital employed	5,521	4,891	5,854	6,743	3,944
Operating capital employed as % of sales	***9***	***7***	***9***	***13***	***12***
Goodwill and shares in associated companies	14,778	16,672	18,682	15,736	7,179
Capital employed	20,299	21,563	24,536	22,479	11,123
Return on capital employed (ROCE), % *	***18***	***21***	***16***	***12***	***15***
Net debt to equity ratio	***0.81***	***0.85***	***1.05***	***1.23***	***0.23***

*Operating income before amortization of goodwill (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies)

In line with Group targets

Earnings and Dividend Per Share


4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1999
2000
2001
2002
2003
Earnings per share, SEK


3.0
2.5
2.0
1.5
1.0
0.5
0.0
1999
2000
2001
2002
2003
Dividend per share

FY 2003

- Earnings per share
  - SEK 3.45 (4.14)

FY 2003

- Proposed dividend per share
  - SEK 2.00 (2.00)

FILE NO. 82-34719

SECURITAS

Outlook 2004

Outlook 2004

- Speed up development in Security Services USA
- Substantial improvement in Cash Handling Services
- Business as usual improvement in Systems and Services Europe
- Maintain growth speed and continue organic start-ups in Direct

We expect 2004 to be a good year

FILE NO. 82-34719

SECURITAS

Integrity Vigilance Helpfulness

SECURITAS

FILE NO. 82-34719

Press Release from Securitas AB

January 28, 2004

Securitas to publish Full Year Report on Friday, February 6, 2004

Securitas will publish its January-December report 2003 on Friday, February 6, 2004, at approximately 1.00 p.m. (CET). The press release will be available on Securitas website immediately after publishing.

Agenda (times are approximate, CET)

1.00 p.m. Report Release
The report will be sent as a press release via Hugin (www.huginonline.com) and will automatically be published on www.securitasgroup.com when released.

1.30 p.m. Presentation slides will be available at www.securitasgroup.com

2.00-3.00 p.m. Information meeting:
Report presentation by Senior Management
Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden
To follow the presentation via Internet, go to www.securitasgroup.com
To follow the presentation via telephone, call +44 (0) 207 162 0182
(Listen only)

4.00-5.00 p.m. Q&A - telephone conference for investors and analysts
A short introduction by Securitas Senior Management followed by a Q&A session. Call in number +44 (0) 207 162 0182 to listen and ask questions.

Recorded versions:
Information meeting: A recorded version of the webcast will be available on Securitas website for one month after the meeting, and a telephone-recorded version will be available for ten days on: +44 (0) 208 288 4459, access code: 448762
The Q&A telephone conference: A telephone-recorded version of the meeting will be available for ten days on: +44 (0) 208 288 4459, access code: 771152

Subscribe for press releases
To receive the Report, and future press releases, please go to www.securitasgroup.com and subscribe under "news & publications"

Further information may be obtained from Henrik Brehmer, Investor Relations, phone: +44 (0) 20 8432 6523, mobile +44 (0) 7884 117 192

PDF infomeeting eng

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SECURITAS

FILE NO. 82-34719

Press Release from Securitas AB

February 06, 2004

Securitas Full Year Report January - December 2003

Sales amounted to MSEK 58,850 (65,685)
In the fourth quarter sales were MSEK 14,676 (15,795)

Organic sales growth was -3 percent (8)
In the fourth quarter organic sales growth was 1 percent

The operating margin amounted to 6.3 percent (6.8)
In the fourth quarter the operating margin was 7.4 percent

Income before taxes was MSEK 1,998 (2,512)
In the fourth quarter income before taxes were MSEK 659

Free cash flow amounted to MSEK 1,801 (3,715),
corresponding to 73 percent (122) of adjusted income
In the fourth quarter free cash flow was MSEK 1,013
corresponding to 126 percent of adjusted income

The return on capital employed was 18 percent (21)

Net income for the year was MSEK 1,242 (1,486)
Earnings per share after full taxes and after full conversion were SEK 3.45 (4.14)

The proposed dividend 2003 is SEK 2.00 per share

Securitas Full Year Report 2003

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70